Exhibit 99.1

Contact:		Fresenius Medical Care AG & Co. KGaA
Oliver Maier		Else-Kröner-Str.1
Phone:	+ 49 6172 609 2601	61352 Bad Homburg
Fax:	+ 49 6172 609 2301	Germany
www.fmc-ag.com
North America:
Terry L. Morris
Phone:	+ 1 800 948 2538
Fax:	+ 1 615 345 5605

E-mail:	ir@fmc-ag.com	October 10, 2011

Investor News

Fresenius Medical Care successfully raises € 100 million via issuance of floating rate senior notes

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the Company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, today announced the pricing of euro-denominated floating-rate senior notes (“Senior Notes”). The aggregate principal amount to be issued is €100 million.

The Senior Notes will be issued at par and carry interest of three-month Euribor plus 350 basis points. The Senior Notes will mature on October 15, 2016. The Senior Notes will be offered by FMC Finance VIII S.A., a wholly-owned subsidiary of the Company, in a private placement outside the United States to non-US institutional investors only. The Senior Notes will be guaranteed jointly and severally by the Company and its subsidiaries, Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care Deutschland GmbH. The Company expects to close and settle the offering on October 17, 2011, subject to customary closing conditions.

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Michael Brosnan, chief financial officer of the Company, commented: “We will take advantage of the additional market demand in excess of our recently issued fixed rate senior notes. We will use the proceeds to repay debt and for other corporate purposes”.

The Senior Notes will not be registered under the Securities Act of 1933 as amended, and will be offered in exempted “offshore transactions” pursuant to Regulation S under the Securities Act. The Senior Notes may not be offered or sold in the U.S. unless registered under the Securities Act or pursuant to an applicable exemption from registration requirements.

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About Fresenius Medical Care
Fresenius Medical Care is the world's largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2 million individuals worldwide. Through its network of 2,838 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 225,909 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

Disclaimer
This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

This release does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any securities of FMC Finance VIII S.A., or Fresenius Medical Care or any present or future member of its group nor should it or any part of it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any securities of FMC Finance VIII S.A. or Fresenius Medical Care or any member of its group. In particular, this release is not an offer to sell or a solicitation of offers to purchase any securities in the United States of America (including its territories and possessions), and securities of FMC Finance VIII S.A. and Fresenius Medical Care may not be offered or sold in the United States of America or to United States persons absent registration under the Securities Act of 1933, as amended, (which FMC Finance VIII S.A. and Fresenius Medical Care do not intend to effect) or pursuant to an applicable exemption from registration.

The information contained in this release may not be issued or distributed in or into Canada, Australia or Japan and does not constitute an offer to sell nor an invitation to subscribe for, underwrite or otherwise acquire securities in Canada, Australia or Japan.

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